SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2

to

Schedule TO

Tender Offer Statement under Section14(d)(1)
or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.

(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value

(Title of Class of Securities)

532716107

(CUSIP Number of Class of Securities)

Samuel P. Fried Senior Vice President, General Counsel and Secretary Limited Brands, Inc. Three Limited Parkway P.O. Box 16000 Columbus, Ohio 43216 Telephone (614) 415-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to: Dennis S. Hersch David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2 billion	$253,400

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 80,000,000 outstanding shares of Common Stock at the maximum tender offer price of $25.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$253,400	Filing Party:	Limited Brands, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	October 7, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[x]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 7, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Securities and Exchange Commission on October 12, 2004 (the “Schedule TO”) by Limited Brands, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 80,000,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $21.75 and $25.00 per Share, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated October 7, 2004 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are hereby amended as follows:

(1)	The fourth paragraph on the inside cover page of the Offer to Purchase is hereby amended by replacing the final sentence of such paragraph in its entirety with the following:

“Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $21.75 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $21.75 per share.”

(2)	The second paragraph of the response to the question “How do I tender my shares?” under the Section entitled “Summary Term Sheet” on page 4 of the Offer to Purchase is hereby amended by replacing the second sentence of such paragraph in its entirety with the following:

“Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $21.75 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $21.75 per share.”

(3)	The sixth paragraph under the Section entitled “Number of Shares; Proration” on page 11 of the Offer to Purchase is hereby amended by replacing the final sentence of such paragraph in its entirety with the following:

“Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $21.75 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $21.75 per share.”

(4)	The fourth paragraph under the Section entitled “Procedures for Tendering Shares” on page 16 of the Offer to Purchase is hereby amended by replacing the second sentence of such paragraph in its entirety with the following:

“Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $21.75 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $21.75 per share.”

(5)	The response to the question “What is the special dividend? How will it be structured?” under the Section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by adding the following after the second sentence of such response:

“By way of example, assuming we purchase 80,000,000 shares in the Offer to Purchase, thus reducing our number of shares outstanding to 391,916,667 (determined based on the number of shares outstanding on October 1, 2004), each remaining stockholder after the completion of the tender offer would receive $1.27 per share pursuant to the special dividend.”

(6)	The second paragraph under the Section entitled “Purpose of the Tender Offer; Certain Effects of the Tender Offer” on page 13 of the Offer to Purchase is hereby amended by adding the following as the final sentence of such paragraph:

“By way of example, assuming we purchase 80,000,000 shares in the Offer to Purchase, thus reducing our number of shares outstanding to 391,916,667 (determined based on the number of shares outstanding on October 1, 2004), each remaining stockholder after the completion of the tender offer would receive $1.27 per share pursuant to the special dividend.”

(7)	The twelfth paragraph under the Section entitled “Purpose of the Tender Offer; Certain Effects of the Tender Offer” on page 15 of the Offer to Purchase is hereby amended by adding the following after the second sentence of such paragraph:

“By way of example, assuming we purchase 80,000,000 shares in the Offer to Purchase, thus reducing our number of shares outstanding to 391,916,667 (determined based on the number of shares outstanding on October 1, 2004), each remaining stockholder after the completion of the tender offer would receive $1.27 per share pursuant to the special dividend.”

(8)	The third paragraph under the Section entitled “Price Range of Shares; Dividends” on page 24 of the Offer to Purchase is hereby amended by adding the following after the second sentence of such paragraph:

“By way of example, assuming we purchase 80,000,000 shares in the Offer to Purchase, thus reducing our number of shares outstanding to 391,916,667 (determined based on the number of shares outstanding on October 1, 2004), each remaining stockholder after the completion of the tender offer would receive $1.27 per share pursuant to the special dividend.”

(9)	The final sentence in the final paragraph under the Section entitled “Forward-Looking Statements” on page 7 in the Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

“Except as required by applicable law or regulation, we are not under any obligation and do not undertake to make publicly available any update or other revision to any of these forward-looking statements to reflect circumstances existing after the date of this Offer to Purchase or to reflect the occurrence of any future events even if experience or future changes make it clear that any projected results expressed or implied herein or in any other document will not be realized.”

(10)	The fifth paragraph under the Section entitled “Pro Forma Adjusted Data” on page 33 of the Offer to Purchase is hereby amended by deleting the following from the end of the first sentence of such paragraph:

“and any additional documents we may file with the Commission between the date of this Offer to Purchase and the Expiration Date”

(11)	The third paragraph under the Section entitled “Extension of the Tender Offer; Termination; Amendment” on page 40 of the Offer to Purchase is hereby amended by adding the following after the second sentence of such paragraph:

“As a general matter, if we materially change the terms of the tender offer or the information concerning the tender offer (other than a change in price or a change in percentage of securities sought), including the waiver of a material condition, we are required to extend the tender offer, if necessary, so that the tender offer remains open for at least five business days following such change. ”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMITED BRANDS, INC.

By:	/s/ Timothy J. Faber

	Name:	Timothy J. Faber
	Title:	Vice President, Treasury / Mergers & Acquisitions

Dated: October 20, 2004